Exhibit 99.1
SEANERGY MARITIME CORP. ANNOUNCES
QUARTERLY DISTRIBUTION TO PUBLIC SHAREHOLDERS
July 1, 2008 – Athens Greece – Seanergy Maritime Corp. (AMEX: Common Stock – SRG; Units – SRG. U; Warrants – SRG.W) announced today its quarterly distribution to public shareholders for the period from April 1, 2008, through and including June 30, 2008.
The Company announced that it will pay a distribution, consisting of the interest earned in the Trust Account, subject to certain permitted adjustments, of $1,080,934 in total or $0.0468 per share for such period. This distribution will be paid on July 15, 2008 to public shareholders of record on July 9, 2008.
About Seanergy Maritime Corp.
Seanergy Maritime Corp. is a newly organized Business Combination Company™, or BCC™. A BCC™ is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an unidentified operating business.
For Further Information please contact:
Seanergy Maritime Corp.
Alexis Komninos
Chief Financial Officer
c/o Vgenopoulos & Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73
Greece
Tel: 30 210 3726200
E-mail: kalexis@komninos.gr
Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169

Tel. (212) 661-7566
E-mail: seanergy@capitallink.com
Forward Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company, the ability of Company to satisfy the conditions to completion of the business combination and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission.